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        As Filed with the Securities and Exchange Commission on March 29, 2000
                                      Registration Statement No. 333-33380


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                    FORM S-3
                               AMENDMENT NO. 1


              REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933


                           DELTA PETROLEUM CORPORATION
                  (Exact Name of Registrant in its Charter)

            Colorado                             84-1060803
(State or other jurisdiction           (I.R.S. Employer Identification No.)
 of incorporation or organization)

              Suite 3310, 555 17th Street, Denver, Colorado 80202
                             (303)  293-9133
                  (Address and telephone number of principal
              executive offices and principal place of business)

                    Aleron H. Larson, Jr., Chairman/C.E.O
                         Delta Petroleum Corporation
                         Suite 3310, 555 17th Street
                           Denver, Colorado  80202
                               (303)  293-9133
           (Name, address and telephone number of agent for service)

          Copies to:  STANLEY F. FREEDMAN, ESQ.
                      Krys Boyle Freedman & Sawyer, P.C.
                      600 Seventeenth Street, Suite 2700 South
                      Denver, Colorado  80202-5427
                      (303)  893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box:  --    --

If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. -- X --

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  --    --

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  --    --  __________________

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If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  --    --

                       CALCULATION OF REGISTRATION FEE
=============================================================================
Title of Class                             Proposed Maximum    Amount of
of Securities             Amount to be     Aggregate           Registration
to be Registered          Registered       Offering Price(1)   Fee
-----------------------------------------------------------------------------
Common Stock,             1,328,000        $3,652,000          $964.13
$.01 Par Value
=============================================================================
(1) Estimated solely for the purpose of computing the amount of registration fee based on the closing price of Registrant's Common Stock on the Nasdaq Small-Cap Market on March 2, 2000 of $2.75 per share.



















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     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.















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                                  SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and State of Colorado on the 29th day of March, 2000.

                              DELTA PETROLEUM CORPORATION


                             By: /s/ Aleron H. Larson, Jr.
                                 Aleron H. Larson, Jr., Secretary,
                                 Chairman of the Board, Treasurer
                                 and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


       Signatures                 Title                       Date


/s/ Aleron H. Larson, Jr.         Chief Executive             3/29/00
Aleron H. Larson, Jr.             Officer, Chairman
                                  of the Board, Treasurer,
                                  Secretary and Director

/s/ Roger A. Parker               President and               3/29/00
Roger A. Parker                   Director



/s/ Kevin K. Nanke                Chief Financial Officer     3/29/00
Kevin K. Nanke                    and Principal
                                  Accounting Officer


/s/ Terry D. Enright              Director                    3/29/00
Terry D. Enright



___________________________       Director                    ___________
Jerrie F. Eckelberger